AMENDMENT NO. 2 TO

STOCK ESCROW AGREEMENT

This AMENDMENT NO. 2 TO STOCK ESCROW AGREEMENT is entered into as of December 16, 2011 by and among PLASTEC TECHNOLOGIES, LTD. (formerly GSME Acquisition Partners I) (the “Company”), MCK CAPITAL CO., LIMITED, ELI D. SCHER and LAWRENCE S. WIZEL (collectively the “Initial Shareholders”) and CONTINENTAL STOCK TRANSFER & TRUST COMPANY (the “Escrow Agent”). Capitalized terms not otherwise defined herein shall have the meaning given to such terms in the Escrow Agreement (as defined below).

WHEREAS, the Company, the Initial Shareholders and the Escrow Agent entered into that certain Stock Escrow Agreement dated as of November 19, 2009 (the “Escrow Agreement”) providing for the Escrow Agent to hold the Escrow Shares in escrow and disburse them as provided for in the Escrow Agreement; and

WHEREAS, in connection with the consummation of that certain Amended and Restated Agreement and Plan of Reorganization, as amended (“Merger Agreement”), the parties entered into an Amendment No. 1 to the Escrow Agreement to provide that certain additional securities would be held by the Escrow Agent pursuant to the Escrow Agreement; and

WHEREAS, the parties wish to further amend certain terms and provisions of the Escrow Agreement, as amended; and

WHEREAS, pursuant to Section 6.2 of the Escrow Agreement, such agreement may not be modified or changed without the consent of Cohen & Company Securities, LLC (“Cohen”); and

WHEREAS, Cohen has consented to the proposed amendments set forth herein; and

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Section 3.2(a) is hereby deleted in its entirety and replaced with the following:

“(a) If the Company does not raise any portion of the Target Amount by March 16, 2012 (the “Required Financing Date”) in any equity financing approved in accordance with Section 6.27 of the Merger Agreement (which, for the avoidance of doubt, shall exclude any proceeds from exercises of the Company’s outstanding warrants) (an “Equity Financing”), all of the Financing Shares will be repurchased and cancelled by the Company, at an aggregate cost to the Company of no more than $0.01, at the close of business on the Required Financing Date, even if the price targets referred to in Section 3.1 have been satisfied.”

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2. Except as specifically provided in this Amendment No. 2, no provision of the Escrow Agreement is modified, changed, waived, discharged or otherwise terminated and the Escrow Agreement shall continue to be in full force and effect. This Amendment No. 2 constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Amendment No. 2 may be executed and delivered (including by facsimile) in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

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IN WITNESS WHEREOF, this Amendment No. 2 has been duly executed and delivered by the duly authorized officers of the parties as of the date first written above.

PLASTEC TECHNOLOGIES, LTD.

By:  /s/ Ho Leung Ning

Name: Ho Leung Ning

Title: Chief Financial Officer

INITIAL SHAREHOLDERS:

MCK Capital Co., Limited

By:  /s/ Jing Dong Gao

Jing Dong Gao

/s/ Eli D. Scher

Eli D. Scher

/s/ Lawrence S. Wizel

Lawrence S. Wizel

CONTINENTAL STOCK TRANSFER

& TRUST COMPANY

By:  /s/ John W. Comer, Jr.

Name: John W. Comer, Jr.

Title: Vice President

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